Vote FOR Proposal #8 to Require an Independent Chair at The Kroger Co. (NYSE:KR) Meeting Date: June 22, 2017

Dear fellow Kroger shareholder:

SumOfUs, an institutional shareholder of Kroger, urges you to vote FOR Proposal 8 at the annual meeting of Kroger shareholders on June 22, 2017.i Proposal 8 calls on Kroger to have an independent chair of the board of directors.

We believe a structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of Kroger shareholders. Except for brief “apprenticeship” periods at the outset of their CEO service, Kroger CEOs have also held the role of board Chair for many decades. Kroger CEO W. Rodney McMullen is both the CEO and Board Chair.

We believe that independent oversight of management would improve the ability of the Kroger board to support Kroger executives as they formulate appropriate responses to sustainability and competitive challenges. As Intel’s former chair Andrew Grove stated, “The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he’s an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?”

An independent board chair is a corporate governance best practice supported by the Council of Institutional Investors, GMI Ratings, Glass Lewis, and other corporate governance advisors. CEOs that report to a board run by an independent chair are paid about 20% less than their peers, according to a 2016 study by proxy advisory firm Institutional Shareholder Services.ii

Independent oversight of management on behalf of shareholders is especially important as Kroger faces competitors who have implemented sustainability policies that may be more attractive to customers. A 2016 poll found that 80 percent of Americans believe it is important to eliminate bee-killing neonicotinoids from agriculture.iii However, a 2016 study rated Kroger an “F” on its protections of pollinators.iv This year, Kroger competitors Walmart and Costco have agreed to source bee-friendly produce.v Kroger’s 81-page 2016 Sustainability Report does not make any mention of this issue.vi

We urge you to vote FOR Proposal 8.

Sincerely,

Lisa Lindsley

lisa@sumofus.org

i

Kroger 2017 proxy statement, page 57, available at https://www.sec.gov/Archives/edgar/data/56873/000119312517165302/d367635ddef14a.htm.

ii

Francis, Theo, and Joann S. Lublin. "CEO Pay Depends on Board's Independence." The Wall Street Journal. Dow Jones & Company, 09 Mar. 2016. Web. 15 June 2017.

iii

Neonics. YouGov poll, April 2016. Available at http://tinyurl.com/groceryneonicspoll

iv

Swarming the Aisles: Rating Top Retailers on Bee-Friendly and Organic Food, Friends of the Earth, October 2016, available at http://www.foe.org/news/news-releases/2016-10-report-most-top-grocery-chains-fail-on-pollinator-protection

v

See https://www.commondreams.org/newswire/2017/05/03/walmart-and-true-value-phase-out-bee-killing-pesticides-while-ace-hardware-lags and http://www.foe.org/news/archives/2017-01-costco-urges-suppliers-to-limit-use-of-bee-killing-pesticides.

vi

Kroger. Improving Today to Protect Tomorrow: 2016 Sustainability Report. Available at http://sustainability.kroger.com/pdfs/kroger-2016-csr.pdf

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.